# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viatris Inc, CIK 0001792044
CUSIP: 92556V106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1000 MYLAN BOULEVARD, 1000 MYLAN BOULEVARD, CANONSBURG, Pennsylvania (PA), 15317
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001036325-25-000006
Filed by CIK 0001036325

## Reporting persons
- DAVIS SELECTED ADVISERS: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 62,570,471; sole dispositive power 64,948,236; aggregate amount beneficially owned 64,948,236 (6% of the class)

## Item 1. Issuer
Name of issuer: Viatris Inc
Address of issuer's principal executive offices: 1000 MYLAN BOULEVARD, 1000 MYLAN BOULEVARD, CANONSBURG, PENNSYLVANIA, 15317.

## Item 2. Person Filing
Name of person filing: Davis Selected Advisers
Address of principal business office or, if none, residence: 2949 East Elvira Road, Suite 101 Tucson, Arizona 85756
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 64,948,236 shares
Percent of class: 6.0%
Sole power to vote or to direct the vote: 62,570,471 shares
Sole power to dispose or to direct the disposition: 64,948,236 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DAVIS SELECTED ADVISERS: /s/ Michaela McLoughry, Vice President, Chief Compliance Officer (05/08/2025)